WHITEMARK HOMES, INC.
677 North Washington Blvd.
Sarasota, Florida 34236

September 2, 2008

Mr. John Cash
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	Whitemark Homes, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 0-8301

Dear Mr. Cash:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated July 18, 2008 regarding the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “Annual Report”). We are providing the following letter containing our responses.

Form 10-KSB

General

COMMENT 1:
If does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gove/rules/final/2007/33-8809.pdf;

Mr. John Cash
September 2, 2008

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://www.sec.gove/rules/interp/2007/33-8810.pdf; and

•	The “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml;

RESPONSE:
In response to the Commission’s comment above, we acknowledge that we provided inadequate disclosure in the caption “Management’s Report on Internal Control over Financial Reporting” in our Annual Report and therefore we amended our Annual Report (the “Amendment”) to state the following, which we believe provides the proper and full disclosure required by Exchange Act Rules 13a-15 and 15d-15 and Item 308T(a) of Regulation S-B:

“Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management, including our Chief Executive Officer and Acting Chief Financial Officer (one individual) assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework Based on our assessment we believe that, as of December 31, 2007, our internal control over financial reporting was not effective based on those criteria.

Mr. John Cash
September 2, 2008

The determination of ineffective internal control is based upon the lack of separation of duties. Our entire management is comprised of one individual. It is impossible to create a system of checks and balances with oversight in this circumstance. It is management’s intention to bring additional people into the management team. Once there are more members of management, responsibilities can be divided and oversight roles created.

This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC.

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Acting Chief Financial Officer (one individual), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Acting Financial Officer (one individual) concluded that our disclosure controls and procedures were effective to cause the material information required to be disclosed by us in the reports that we file or submit under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the Company’s last fiscal quarter that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

Mr. John Cash
September 2, 2008

Inherent Limitations on Effectiveness of Controls

The Company’s management does not expect that its disclosure controls or its internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.”

COMMENT 2:
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

RESPONSE:
In response to the Commission’s comment, we have revised our certifications in the Amendment to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John Cash
September 2, 2008

•	The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should require further information, please contact Clayton E. Parker, Esq. at (305) 539-3300.

Sincerely,

/s/ Barry Reese

Barry Reese
Chief Executive Officer
and Acting Chief Financial Officer